UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

TriNet Group, Inc.

(Name of Subject Company (Issuer))

TriNet Group, Inc.

(Names of filing Persons (Offeror and Issuer))

Common Stock, Par Value $0.000025 per share

(Title of Class of Securities)

896288107

(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Samantha Wellington
Executive Vice President, Business Affairs, Chief Legal Officer and Secretary
TriNet Group, Inc.
One Park Place
Suite 600
Dublin, California 94568
(510) 352-5000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Sarah K. Solum
Freshfields Bruckhaus Deringer US LLP
855 Main Street
Redwood City, California 94063
(650) 618-9250

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

☐	Check the following box if the filing is a final amendment reporting the results of the tender offer:

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 2 TO SCHEDULE TO

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by TriNet Group, Inc., a Delaware corporation (“TriNet” or the “Company”), on August 1, 2023, as amended and supplemented by Amendment No. 1 filed on August 1, 2023 (as amended, the “Schedule TO”) in connection with the Company’s offer to purchase for cash up to 5,981,308 shares of its issued and outstanding common stock, par value $0.000025 per share (the “shares”), at a price of $107.00 per share, less any applicable withholding taxes and without interest (the “tender offer”).

Only those items amended or supplemented are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO. You should read this Amendment No. 2 together with the Schedule TO and all exhibits attached thereto, including the Offer to Purchase, dated August 1, 2023, and the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Item 1.      Summary Term Sheet

Item 1 is hereby amended and supplemented by the following information:

Are there any conditions to the tender offer?

Yes. Our obligation to accept and pay for your tendered shares depends on a number of conditions that must be satisfied in our reasonable judgment or waived on or prior to the Expiration Date, including:

•	our receipt of the proceeds from the Notes Offering and a drawdown of a portion of the funds under the revolving credit facility of the Credit Agreement, resulting in aggregate gross proceeds to us of at least $600 million (the “Financing Condition”);

Item 7.     Source and Amount of Funds or Other Consideration

Item 7(a), (b) and (c) are hereby amended and supplemented by the following information:

On August 2, 2023, the Company announced the pricing of an offering of $400 million in aggregate principal amount of its 7.125% Senior Notes due 2031 (the “notes”) in a private offering (the “offering”) that is exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). The offering is expected to close on August 16, 2023, subject to customary closing conditions. The Company intends to use the net proceeds of the offering to fund the tender offer and the repurchase of shares pursuant to the repurchase agreement that it announced on July 31, 2023, and the remaining amount, if any, for general corporate purposes.

The notes have not been and will not be registered under the Securities Act, or the securities laws of any other place. Unless they are registered, the notes may be offered only in transactions that are exempt from registration under the Securities Act and applicable state securities laws. The notes are being offered and sold only to persons reasonably believed to be qualified institutional buyers under Rule 144A and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act. This Amendment No. 2 does not constitute an offer to sell or the solicitation of an offer to buy the notes or any other securities, nor will there be any sale of notes or any other securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Item 10.      Financial Statements.

Item 10 is hereby amended and supplemented by the following information:

The pro forma tables and notes in the section entitled "Selected Historical and Pro Forma Financial Information" are updated as follows:

Selected Historical and Pro Forma Financial Information.    The following tables show (1) selected historical financial information for TriNet for the fiscal year ended December 31, 2022 and as of and for the six months ended June 30, 2023 and (2) selected pro forma financial information as of and for the same periods, assuming (a) the purchase of 5,981,308 shares in the tender offer and the purchase of 3,364,486 shares pursuant to the Repurchase Agreement, each at the Purchase Price of $107.00 per share for an aggregate purchase price of approximately $1.0 billion, (b) the payment of the related fees and expenses of approximately $20 million and (c) the funding of such purchases with net proceeds of approximately $600 million from the Notes Offering and the Credit Agreement that we expect to obtain in connection with the tender offer and the Repurchase Agreement. The tender offer is subject to the Financing Condition. See Section 7. The selected pro forma information is based on our historical financial information for the fiscal year ended December 31, 2022 and as of and for the six months ended June 30, 2023, and gives effect to the tender offer, the consummation of the repurchase of shares pursuant to the Repurchase Agreement and the related financing, including the Notes Offering and the Credit Agreement, as if they were completed at the beginning of each period, in the case of income statement information, and at June 30, 2023, in the case of balance sheet information.

The pro forma financial information is intended for informational purposes only and does not purport to be indicative of the results that would actually have been obtained if the tender offer and the repurchase of shares pursuant to the Repurchase Agreement had been completed at the dates indicated or that may be obtained at any date in the future. The following selected historical financial information has been derived from our historical financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2023, each of which has been filed with the SEC and is incorporated by reference herein, and should be read in conjunction with those financial statements.

	Year Ended December 31,
(in millions except per share data)	As Reported 2022	Pro Forma Adjustments	Pro Forma 2022
Professional service revenues	$754		$754
Insurance service revenues	4,131		4,131
Total revenues	4,885		4,885
Insurance costs	3,463		3,463
Cost of providing services	303		303
Sales and marketing	242		242
General and administrative	241		241
Systems development and programming	73		73
Depreciation and amortization of intangible assets	64		64
Total costs and operating expenses	4,386		4,386
Operating income	499		499
Other income (expense):
Interest expense, bank fees and other	(39)	(43)	(82	)(a)
Interest income	22	(13)	9	(b)
Income before provision for income taxes	482	(57)	425
Income taxes	127	(15)	112	(c)
Net income	$355	(42)	$313
Other comprehensive (loss) income, net of income taxes	(4)		(4)
Comprehensive income	$351		$309
Net income per share:
Basic	$5.66		$5.86
Diluted	$5.61		$5.80
Weighted average shares:
Basic	63		53
Diluted	64		54
Other Financial Data:
Net cash provided by operating activities	562	(41)	521
Net cash used in investing activities	(226)		(226)
Net cash used in financing activities	(536)	(400)	(936	)(d)

	Six Months Ended June 30,
(in millions except per share data)	As Reported 2023	Pro Forma Adjustments	Pro Forma 2023
Professional service revenues	$382		$382
Insurance service revenues	2,073		2,073
Total revenues	2,455	—	2,455
Insurance costs	1,720		1,720
Cost of providing services	156		156
Sales and marketing	139		139
General and administrative	103		103
Systems development and programming	34		34
Depreciation and amortization of intangible assets	36		36
Total costs and operating expenses	2,188		2,188
Operating income	267	—	267
Other income (expense):
Interest expense, bank fees and other	(13)	(22)	(35	)(a)
Interest income	38	(19)	19	(b)
Income before provision for income taxes	292	(41)	251
Income taxes	78	(11)	67	(c)
Net income	$214	(30)	$184
Other comprehensive loss, net of income taxes	(1)		(1)
Comprehensive income	$213		$183
Net income per share:
Basic	$3.58		$3.66
Diluted	$3.56		$3.63
Weighted average shares:
Basic	60		50
Diluted	60		51
Other Financial Data:
Net cash provided by operating activities	67	(19)	48
Net cash used in investing activities	(31)		(31)
Net cash used in financing activities	(100)	(400)	(500	)(d)

(in millions, except share and per share data)	As Reported June 30, 2023	Pro Forma Adjustments	Pro Forma June 30, 2023
ASSETS
Current assets:
Cash and cash equivalents	$482	(185)	$297	(d)
Investments	69	(69)	$0
Restricted cash, cash equivalents and investments	1,074		$1,074
Accounts receivable, net	18		$18
Unbilled revenue, net	363		$363
Prepaid expenses, net	72		$72
Other payroll assets	54		$54
Other current assets	45		45
Total current assets	2,177	(254)	1,923
Restricted cash, cash equivalents and investments, noncurrent	157		157
Investments, noncurrent	146	(146)	0
Property and equipment, net	29		29
Operating lease right-of-use asset	27		27
Goodwill	462		462
Software and other intangible assets, net	156		156
Other assets	136		136
Total assets	$3,290	$(400)	$2,890
Liabilities and stockholders’ equity
Current liabilities:
Accounts payable and other current liabilities	$100	$21	$121	(e)
Client deposits and other client liabilities	78		$78
Accrued wages	437		$437
Accrued health insurance costs, net	170		$170
Accrued workers’ compensation costs, net	51		$51
Payroll tax liabilities and other payroll withholdings	846		$846
Operating lease liabilities	15		$15
Insurance premiums and other payables	10		10
Total current liabilities	1,707	21	1,728
Long-term debt, noncurrent	496	592	1,088	(f)
Accrued workers’ compensation costs, noncurrent, net	122		122
Deferred taxes	7		7
Operating lease liabilities, noncurrent	33		33
Other non-current liabilities	10		10
Total liabilities	2,375	613	2,988
Commitments and contingencies (see Note 6)
Stockholders’ equity:
Preferred stock	0		0
Common stock and additional paid-in capital	934		934
Accumulated deficit	(13)	(1,013)	(1,026)
Accumulated other comprehensive loss	(6)		(6)
Total stockholders’ equity	915	(1,013)	(98)
Total liabilities & stockholders’ equity	$3,290	$(400)	$2,890

(a)	Assumes an increase in our outstanding debt of $600 million at an assumed blended rate of interest of 7.234%, including transaction costs of $7.6 million. Interest expense includes the amortization of capitalized debt issuance costs. Assumed interest rates are subject to change.

(b)	Assumes lost interest income on the incremental portion of cash and investments used to complete the tender offer and the repurchase pursuant to the Repurchase Agreement. The interest rates assumed are 3.0% for 2022 and 4.5% for 2023.

(c)	Income tax expense is assumed using the applicable effective tax rate for each period.

(d)	Assumes the use of $400 million of cash proceeds from the issuance of notes in the Notes Offering, $200 million of funds borrowed under the Credit Agreement, and cash usage of $1,000 million for the tender offer and the repurchase of shares pursuant to the Repurchase Agreement.

(e)	Assumes payables for debt issuance costs of $7.6 million, direct expenses relating to repurchases of shares pursuant to the tender offer and the Repurchase Agreement of $3.4 million and a 1% excise tax on all stock repurchased.

(f)	Assumes $400 million aggregate principal amount of notes issued in the Notes Offering, $200 million of borrowings under the Credit Agreement and $7.6 million of debt issuance costs.

Item 11.     Additional Information

Item 11 is hereby amended and supplemented as follows:

On August 2, 2023, the Company issued a press release relating to the pricing of the notes offering.

Item 12.     Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(5)(xii)*  Press release, dated August 2, 2023.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2023

TRINET GROUP, INC.

	By:	/s/ Burton M. Goldfield
	Name:	Burton M. Goldfield
	Title:	Chief Executive Officer

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
(a)(1)(i)**	Offer to Purchase, dated August 1, 2023.
(a)(1)(ii)**	Form of Letter of Transmittal.
(a)(1)(iii)**	Notice of Guaranteed Delivery.
(a)(1)(iv)**	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated August 1, 2023.
(a)(1)(v)**	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated August 1, 2023.
(a)(1)(vi)**	Summary Advertisement, dated August 1, 2023.
(a)(1)(vii)**	Form of Instruction Letter for participants in the TriNet Group, Inc. 2014 Employee Stock Purchase Plan.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)	Press release, dated July 31, 2023 (filed as Exhibit 99.1 to the Registrant’s 8-K filed on July 31, 2023 (File No. 001-36373) and incorporated herein by reference).
(a)(5)(ii)**	Press release announcing the tender offer, dated August 1, 2023.
(a)(5)(iii)	Press release announcing intention to launch tender offer, dated July 31, 2023 (filed as Exhibit 99.1 to the Registrant’s 8-K filed on July 31, 2023 (File No. 001-36373) and incorporated herein by reference).
(a)(5)(iv)	The Company’s Annual Report on Form 10-K for the year ended December 31, 2022 (filed as Registrant’s Annual Report on Form 10-K for the year ended December 31, 2022 filed on February 15, 2023 (File No. 001-36373) and incorporated herein by reference).
(a)(5)(v)	The Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 (filed as Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 filed on April 26, 2023 (File No. 001-36373) and incorporated herein by reference).
(a)(5)(vi)	The Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 (filed as Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 filed on July 26, 2023 (File No. 001-36373) and incorporated herein by reference).
(a)(5)(vii)	The Company’s Current Report on Form 8-K (filed as Registrant’s Current Report on Form 8-K filed on March 27, 2023 (File No. 001-36373) and incorporated herein by reference).
(a)(5)(viii)	The Company’s Current Report on Form 8-K (filed as Registrant’s Current Report on Form 8-K filed on May 26, 2023 (File No. 001-36373) and incorporated herein by reference).
(a)(5)(ix)	The Company’s Current Report on Form 8-K (filed as Registrant’s Current Report on Form 8-K filed on May 30, 2023 (File No. 001-36373) and incorporated herein by reference).

EXHIBIT NUMBER	DESCRIPTION
(a)(5)(x)	The Company’s Current Report on Form 8-K filed (filed as Registrant’s Current Report on Form 8-K filed on July 31, 2023 (File No. 001-36373) and incorporated herein by reference).
(a)(5)(xi)**	Press Release, dated August 1, 2023.
(a)(5)(xii)*	Press Release, dated August 2, 2023.
(b)	Credit Agreement dated as of February 26, 2021, among TriNet USA, Inc. as Holdings, the lenders from time-to-time party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (filed as Exhibit 10.1 to the Registrant’s 8-K filed on February 26, 2021 (File No. 001-36373) and incorporated herein by reference).
(d)(i)	Registration Rights Agreement, by and between TriNet Group, Inc. and AGI-T, L.P., dated as of February 1, 2017 (filed as Exhibit 4.1 to the Registrant’s 8-K filed on February 2, 2017 (File No. 001-36373) and incorporated herein by reference).
(d)(ii)	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (filed as Exhibit 4.2 to the Registrant’s 10-K filed on February 13, 2020 (File No. 001-36373) and incorporated herein by reference).
(d)(iii)	Indenture, dated February 26, 2021, among the Company, the guarantors listed therein and U.S. Bank National Association, as trustee (filed as Exhibit 4.1 to the Registrant’s 8-K filed on February 26, 2021 (File No. 001-36373) and incorporated herein by reference).
(d)(iv)	Form of 3.500% Senior Notes due 2029 (included in exhibit (d)(iii)) (filed as Exhibit 4.2 to the Registrant’s 8-K filed on February 26, 2021 (File No. 001-36373) and incorporated herein by reference).
(d)(v)	Credit Agreement dated as of February 26, 2021, among TriNet USA, Inc. as Holdings, the lenders from time-to-time party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (filed as Exhibit 10.1 to the Registrant’s 8-K filed on February 26, 2021 (File No. 001-36373) and incorporated herein by reference).
(d)(vi)	Amended and Restated 2009 Equity Incentive Plan (filed as Exhibit 10.3 to the Registrant’s S-1/A filed on March 14, 2014 (File No. 333-192465) and incorporated herein by reference).
(d)(vii)	Form of Option Agreement and Option Grant Notice under the Amended and Restated 2009 Equity Incentive Plan (filed as Exhibit 10.4 to the Registrant’s S-1/A filed on March 4, 2014 (File No. 333-192465) and incorporated herein by reference).
(d)(viii)	Form of Restricted Stock Unit Award Agreement and Restricted Stock Unit Grant Notice under the Amended and Restated 2009 Equity Incentive Plan (filed as Exhibit 10.1 to the Registrant’s 10-Q filed on April 30, 2018 (File No. 001-36373) and incorporated herein by reference).
(d)(ix)	Form of Restricted Stock Unit Award Agreement and Restricted Stock Unit Grant Notice under the Amended and Restated 2009 Equity Incentive Plan (filed as Exhibit 10.2 to the Registrant’s 10-Q filed on April 29, 2019 (File No. 001-36373) and incorporated herein by reference).
(d)(x)	TriNet Group, Inc. Amended and Restated 2019 Equity Incentive Plan (filed as Appendix A to the Registrant’s DEF-14A filed on April 12, 2022 (File No. 001-36373) and incorporated herein by reference).
(d)(xi)	Form of Non-Employee Director Restricted Stock Unit Grant Notice and Non-Employee Director Restricted Stock Unit Award Agreement under the TriNet Group, Inc. 2019 Equity Incentive Plan effective as of January 15, 2020 (filed as Exhibit 10.4 to the Registrant’s 10-Q filed on April 28, 2020 (File No. 001-36373) and incorporated herein by reference).
(d)(xii)	Form of Restricted Stock Unit Grant Notice under the TriNet Group, Inc. 2019 Equity Incentive Plan effective as of March 4, 2021 (filed as Exhibit 10.4 to the Registrant’s 10-Q filed on April 26, 2021 (File No. 001-36373) and incorporated herein by reference).
(d)(xiii)	Form of Performance-Based Restricted Stock Unit Grant Notice and Performance-Based Restricted Stock Unit Award Agreement under the TriNet Group, Inc. 2019 Equity Incentive Plan effective as of March 4, 2020 (filed as Exhibit 10.5 to the Registrant’s 10-Q filed on April 26, 2021 (File No. 001-36373) and incorporated herein by reference).

EXHIBIT NUMBER	DESCRIPTION
(d)(xiv)	2014 Employee Stock Purchase Plan (filed as Exhibit 10.7 to the Registrant’s S-1/A filed on March 14, 2014 (File No. 333-192465) and incorporated herein by reference).
(d)(xv)	2015 Executive Bonus Plan (filed with the Registrant’s 8-K filed on March 11, 2015 (File No. 001-36373) and incorporated herein by reference).
(d)(xvi)	Amended and Restated Non-Employee Director Compensation Policy (filed as Exhibit 10.1 to the Registrant’s 10-Q filed on October 25, 2022 (File No. 001-36373) and incorporated herein by reference).
(d)(xvii)	TriNet Group Inc. Amended and Restated Executive Severance Benefit Plan (filed as Exhibit 10.5 to the Registrant’s 10-Q filed on April 30, 2018 (File No. 001-36373) and incorporated herein by reference).
(d)(xviii)	Form of Indemnification Agreement made by and between TriNet Group, Inc. and each of its directors and executive officers (filed as Exhibit 10.8 to the Registrant’s S-1/A filed on March 4, 2014 (File No. 333-192465) and incorporated herein by reference).
(d)(xix)	Employment Agreement, dated November 9, 2009, between Burton M. Goldfield and TriNet Group, Inc (filed as Exhibit 10.9 to the Registrant’s S-1/A filed on February 3, 2014 (File No. 333-192465) and incorporated herein by reference).
(d)(xx)	Amended and Restated Employment Agreement, dated March 28, 2022, between Samantha Wellington and TriNet USA, Inc. (filed as Exhibit 10.1 to the Registrant’s 8-K filed on March 29, 2022 (File No. 001-36373) and incorporated herein by reference).
(d)(xxi)	Second Amended and Restated Employment Agreement, dated July 25, 2020, between Olivier Kohler and TriNet USA, Inc. (filed as Exhibit 10.2 to the Registrant’s 8-K filed on November 19, 2020 (File No. 001-36373) and incorporated herein by reference).
(d)(xxii)	Separation Agreement, dated March 28, 2022, between Olivier Kohler and TriNet USA, Inc. (filed as Exhibit 10.2 to the Registrant’s 8-K filed on March 29, 2022 (File No. 001-36373) and incorporated herein by reference).
(d)(xxiii)	Employment Agreement dated August 13, 2020, between TriNet Group, Inc. and Kelly Lee Tuminelli (filed as Exhibit 10.1 to the Registrant’s 10-Q filed on October 26, 2020 (File No. 001-36373) and incorporated herein by reference).
(d)(xxiv)	Executive Employment Agreement, dated June 14, 2022, by and between Jay Venkat and TriNet USA, Inc. (filed as exhibit 10.1 to the Registrant’s 8-K filed on June 15, 2022 (File No. 001-36373) and incorporated herein by reference).
(d)(xxv)	Stockholder Agreement, by and between TriNet Group, Inc. and AGI-T, L.P., dated as of December 21, 2016 (filed as Exhibit 10.1 to the Registrant’s 8-K filed on December 22, 2016 (File No. 001-36373) and incorporated herein by reference).
(d)(xxvi)	Amendment No. 1 to the Stockholder Agreement, by and between TriNet Group, Inc., and AGI-T, L.P., dated as of February 13, 2023 (filed as Exhibit 10.1 to the Registrant’s 10-Q filed on April 26, 2023 (File No. 001-36373) and incorporated herein by reference).
(d)(xxvii)	Repurchase Agreement, by and between TriNet Group, Inc., and AGI-T, L.P., dated as of July 30, 2023 (filed as Exhibit 10.1 to the Registrant’s 8-K filed on July 31, 2023 (File No. 001-36373) and incorporated herein by reference).
(g)	Not applicable.
(h)	Not applicable.
107**	Filing Fee Table.

*            Filed herewith

**          Previously filed